JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

04030739

May 20, 2004

SEC MAIL PROCESSING
RECEIVED
JUN 1 4 2004
WASH. D.C. 155 SECTION

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the SEC Form 17-Q (Quarterly Report) of JG Summit Holdings, Inc. for the three (3) months ended March 31, 2004.

Thank you very much.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: as stated

/mhd

COVER SHEET

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2004
WASH. D.C. 155

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C . A N D S U B S I D I A R I E S

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s - E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

1 2 3 1
Month *Day*
(Fiscal Year)

1 7 Q
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

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LCU

Document ID

Cashier

STAMPS

PSE - DISCLOSURE DEPARTMENT
RECEIVED
MAY 14 2004
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SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended March 31, 2004
2. Commission identification number 184044
3. BIR Tax Identification No 000-775-860
4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**
5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)
7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2004 vs. March 31, 2003

JG Summit Holdings, Inc. posted a net income of ₱474.3 million for the first quarter ended March 31, 2004, down by 48.5% from the net income of ₱920.8 million for the same period last year. Excluding nonrecurring charges amounting to ₱30.4 million, first quarter profits would have decreased by 25.7% to ₱504.7 million. Recurring net income for the previous year was ₱679.2 million. Our core businesses, food and property sectors, continue to provide the Company with improved net profits. The airline business picked up considerably during the period due to the increased market share in its domestic routes resulting to net income in the first quarter this year compared to net loss for the same period last year. Our petrochemical business continues to narrow its losses. Despite the strong showing of these business units, however, the Company's bottom line was greatly affected by the losses incurred in the telecommunications business, particularly in its wireless business and increasing interest rates, which reduced the earnings of our financial services business unit.

Consolidated revenues amounted to ₱14.23 billion for the first quarter ended March 31, 2004, up by 11.2% from last year's ₱12.80 billion. Revenues of most business units improved, particularly the growing revenues of the telecommunication and airline businesses with an increase of 35.4% and 29.9%, respectively. Foods and real estate businesses reported a stable revenue growth as well as the enhanced performance of petrochemical and textiles businesses during the period.

Gross profit for the first quarter ended March 31, 2004 amounted to ₱4.70 billion from last year's ₱4.00 billion, up by 17.4%. Operating expenses grew from ₱3.23 billion last year to ₱3.63 billion this year, or a 12.5% increase mainly attributable to the telecommunication business for its wireless segment operations and foods business for its expanding regional operations.

Interest expense significantly increased by 47.3% to ₱1.49 billion from last year's ₱1.01 billion due to additional borrowings made during the period and the effects of the depreciation of the value of peso against US dollar.

As a result, net operating income went down by 22.1% from ₱825.6 million last year to ₱643.0 million this year.

Other income (charges) account consists of, among others, amortization of goodwill, foreign exchange loss and provision for probable losses, net of recovery in value of temporary investments. For the three months ended March 31, 2004, other charges amounted to ₱102.2 million as against last year's other income of ₱133.4 million.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) slightly increased from ₱3.62 billion in 2003 to ₱3.64 billion for the three months ended March 31, 2004. Excluding nonrecurring charges in 2004, EBITDA would have increased by 8.7% to ₱3.67 billion.

FOODS

Universal Robina Corporation (URC) reported a consolidated net sales and services of ₱6.39 billion for the three months ended December 31, 2003, an increase of 5.4% over the same period of last year despite the depressed economic condition prevailing in the region and highly competitive environment. Revenue growth was lead by the strong performance of its core business, Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and the notable increase in sales of its Agro-industrial business. URC's gross margin went down by 4.5% compared to the same period of last year to ₱1.72 billion due to rising cost of major raw materials. Income from operations went down by 25.4% to ₱642.15 million due to lower gross margin and higher operating expenses. Operating expenses increased by 14.6% compared to the same period of last year to ₱1.08 billion as a result of expanding regional operations and sustained marketing activities. Despite the decrease in gross margin and increase in operating expenses, net income for the period was still up by ₱18.62 million, 3.5% better compared to the same period of last year.

The BCF business unit, including the packaging division, posted sales and services value growth of 5.3% to ₱4.89 billion compared to the same period of last year. This was attributed to URC's regional snack food revenue growth of 22.5% and the continued strength of the Company's products in core categories such as candy, chocolate, noodle and biscuit segments complemented by strong exports.

The Company's Agro-industrial business unit recorded net sales of ₱871.85 million, up by 14.4% from the same period of last year. The increase in net sales resulted from higher prices and volume sold by the feeds and farms businesses.

URC's Commodity Foods business unit garnered a net sales and services value of ₱624.88 million, slightly lower compared to the same period of previous year of ₱654.43 million. However, internal consumption of sugar and flour was higher this year as a result of increase in sales of candies, chocolates, biscuits and noodles.

Costs of sales and services increased by 9.6% to ₱4.66 billion for the three months ended December 31, 2003 from ₱4.25 billion for the same period of last year. The increase was primarily due to higher sales volume and costs of major raw materials notably in the flour and feeds products and in the manufacture of BOPP films by the packaging division.

Other charges–net was ₱73.22 million for the three months ended December 31, 2003 compared to ₱255.83 million for the same period of last year. The decrease in other charges-net was substantially due to gain on appreciation in market value of temporary investments.

Provision for income tax was much lower this year due to higher non-taxable income and recognition of additional deferred income tax on unrealized foreign exchange losses.

Minority interest in net loss of subsidiaries went up by ₱11.69 million, or 109.1%, to ₱(22.40) million for the three months ended December 31, 2003 from ₱(10.71) million for the three months ended December 31, 2002 due to net loss incurred by subsidiaries.

The Company's revenues and operating income are expected to improve further for the remaining period of the fiscal year as it continues to improve and expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, and better its cost competitiveness.

PROPERTY

RLC recorded gross revenues of ₱1,002.8 million for the first quarter of fiscal year 2004, up by 8% from last year's ₱926.6 million. Net income for the first quarter of fiscal year 2004 stood at ₱272.0 million, up by 50% from last year's ₱181.3 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 63% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱630.9 million as against last year's ₱571.7 million. The 10% increase is due to additional malls which opened after the first quarter of FY 2003 such as, Robinsons Place – Sta. Rosa and Big R Supercenter in Cagayan De Oro and Robinsons Place – Dasmarinas. Moreover, with the recent addition of two more malls during the first quarter of FY 2004, the Robinsons Place – Lipa and Big R Supercenter in Cainta, revenue contribution of the Commercial Centers Division is expected to increase further.

RLC's High Rise Buildings Division registered an impressive 92% growth in realized revenues from ₱86.8 million last year to ₱166.6 million this year. This is mainly due to recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City. The Division also continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center-Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased by 57% from ₱26.8 million to ₱42.1 million over the same period.

The Hotel Division, a major contributor to the company's recurring revenues, registered gross revenues of ₱118.5 million for the first quarter as against ₱185.8 million last year. The decrease in revenue is brought about by the closure of Manila Midtown Hotel last May 2003. Despite the industry slump, the Company's two remaining hotels and apartelle continue to register satifactory occupancy rates. The three-month average occupancy rate of Holiday-Inn Galleria Manila stood at 77%, the Cebu Midtown Hotel at 76%, and the Robinsons Apartelle in Mandaluyong at 32%.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱44.6 million, as against last year's ₱55.3 million. The lower revenue can be attributed to lower units sold and project completion.

Real Estate cost increased slightly by 14% from ₱278.8 million last year to ₱318.2 million mainly due to higher revenue realized by High-Rise Division this year; while hotel operations registered a 42% decrease compared to last year's due to the closure of Manila Midtown Hotel. General and Administrative expense was down by 7% due substantially to the amortization of preoperating expenses last year, no amortization was incurred this year. Other income decreased by 76% due to higher common utility charges.

TELECOMMUNICATIONS

DIGITEL reported consolidated net revenues rose to ₱1,747.8 million for the three months ended March 31, 2004, a 35.4% increase from ₱1,290.9 million for the three months ended March 31, 2003. The increase in consolidated net revenues was attributable to the ₱379.4 million revenue by the wireless segment of the Company's business in 2004 as compared to the ₱52.7 million contribution in 2003 since its launching on March 29, 2003. Further, this was boosted by the strong growth in international toll revenues by ₱147.3 million or 36.5% due to higher inbound rates.

Consolidated costs and expenses amounted to ₱1,751.1 million for the three months ended March 31, 2004, or a 38.0% increase from ₱1,268.9 million for the three months ended March 31, 2003. The increase is largely due to the ₱474.9 increase in the costs and expenses of the wireless services segment amounting to ₱649.7 million in 2004 as compared to ₱174.8 million in 2003. This consisted substantially of marketing, selling and cost of sales; network related expenses; and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL generated a consolidated operating income of ₱5.3 million for the three months ended March 31, 2004 compared to ₱23.4 million for the same period in 2003.

Consolidated other charges – net (principally interest expense, net of interest income) amounted to ₱321.8 million for the three months ended March 31, 2004. This posted a 15.2% increase from ₱279.3 million for the three months ended March 31, 2003. As a result, consolidated pre-tax loss amounted to ₱316.5 million for the three months ended March 31, 2004 compared to a loss of ₱255.9 million for the three months ended March 31, 2003.

DIGITEL registered a consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱595.5 million despite a consolidated net loss of ₱299.5 million for the three months ended March 31, 2004. For the three months ended March 31, 2003, consolidated EBITDA was ₱613.5 million while consolidated net loss was ₱173.6 million.

TEXTILES

Litton Mills, Inc. registered revenues of ₱531.4 million for the first quarter of fiscal year ended December 31, 2003, an improvement of 11.3% from last year's ₱477.4 million for the same period. However, net income decreased to ₱3.3 million from last year's ₱8.1 million brought about by the decrease in gross profit margin from last year's 36% to this year's 27%.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) reported net sales of ₱1.66 billion, a 17% improvement from last year's ₱1.42 billion. Increase in revenue was due to higher average selling price by 12% and minor increase in sales volume by 4%. Total sales volume for the first quarter of FY 2004 reached 42,765 metric tons of combined polypropylene (PP) and polyethylene (PE) products compared to last year's 41,219 metric tons. With improved revenues and lower interest charges, net losses for the first quarter of fiscal year 2004 were narrowed to ₱32.9 million from last year's ₱58.6 million.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated revenues of ₱1.80 billion for the three-month period ended March 31, 2004, a 30% increase over last year's ₱1.38 billion for the same period. Domestic operations reported 33% revenue growth while regional operations registered 6% increase in revenue. Significant growth in revenues plus the increase in gross profit by 44% resulted to a net income of ₱91.8 million as against last year's net loss of ₱80.9 million.

EQUITY EARNINGS

Equity earnings were reported at ₱262.4 million for the first quarter ended March 31, 2004, up by 26.3% from last year's equity earnings of ₱207.8 million. The growth was attributable to higher equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Financial Position

March 31, 2004 vs. December 31, 2003

As of March 31, 2004, the Company's balance sheet remains solid, with consolidated assets of ₱170.40 billion from ₱173.22 billion as of December 31, 2003. Current ratio stood at 1.48:1.

Cash and cash equivalents decreased from ₱10.03 billion as of December 31, 2003 to ₱7.95 billion as of March 31, 2004. The principal sources of cash were from operating activities and investing activities amounting to ₱2.66 billion and ₱567.2 million, respectively. As of March 31, 2004, net cash used in financing activities amounted to ₱5.22 billion. Temporary cash investments, which consist mostly of investments in debt securities, went down by 13.4% from ₱27.87 billion as of December 31. 2003 to ₱24.14 billion as of March 31, 2004. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱37.90 billion as of year-end 2003 to ₱32.09 billion. The Company does not expect any liquidity problems that may arise in the near future.

Inventories slightly increase by 4.6% from ₱8.52 billion as of December 31. 2003 to ₱8.91 billion as of March 31, 2004.

Investments in real properties grew by 5.4% from ₱16.65 billion as of year-end 2003 to ₱17.56 billion as of March 31, 2004 due to acquisition of land in Fort Bonifacio and on-going construction of new malls located in Angeles, Edsa and Bacolod.

Property, plant and equipment increased by 1.2% from ₱67.93 billion as of year end 2003 to ₱68.72 billion as of March 31, 2004. This is mainly attributable to Digitel's continuous capital expenditures for its mobile phone operations.

Other assets rose by 4.1% from ₱5.20 billion as of December 31, 2003 to ₱5.41 billion as of March 31, 2004.

Accounts payable and accrued expenses increased by 10.2% from ₱16.40 billion as of year-end 2003 to ₱18.08 billion mainly due to higher trade payables.

Notes payable remained flat from ₱11.13 billion as of December 31, 2003 to ₱11.00 billion as of March 31, 2004.

Long-term debt, including current portion, went down by 10.5% from ₱69.16 billion as of December 31, 2003 to ₱61.87 billion due to maturity of outstanding balance of JG 04 bond in March 2004 and the partial payment of supplier's credit agreement. Total liabilities to equity ratio stood at 1.71:1 and gearing ratio at 1.24:1 as of March 31, 2004. Net debt stood at ₱40.78 billion as of March 31, 2004 and net debt to equity ratio decreased to 0.69:1 from 0.73:1 as of December 31, 2003.

Stockholders' equity grew to ₱58.78 billion as of March 31, 2004 from ₱58.23 billion at the end of 2003. Book value per share improved from ₱8.57 per share as of December 31, 2003 to ₱8.65 per share as of March 31, 2004.

As of March 31, 2004, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By

JAMES L. GO
Chairman and Chief Executive Officer
Date 05-14-2004

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 05-14-2004

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 05-14-2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P7,947,107	P10,030,588
Temporary investments - net	24,138,337	27,870,107
Receivables - net	16,386,068	16,229,244
Inventories - net (Note 2)	8,911,972	8,517,514
Other current assets	3,017,820	2,905,355
Total Current Assets	60,401,304	65,552,808
Investments in Associates and Advances - net	18,309,712	17,880,784
Investments in Real Properties - net	17,561,342	16,654,541
Property, Plant and Equipment - net	68,720,681	67,929,637
Other Assets	5,413,065	5,201,337
	P170,406,104	P173,219,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P18,077,365	P16,399,669
Notes payable	10,992,128	11,128,217
Current portion of long-term debt (Note 3)	8,248,699	12,878,787
Estimated land development costs	528,127	525,735
Income tax payable	355,921	73,506
Customers' deposits and other current liabilities	2,612,612	2,643,291
Total Current Liabilities	40,814,852	43,649,205
Long-term Debt - net of current portion (Note 3)	53,619,137	56,279,893
Due to Affiliated Companies and Other Liabilities	5,992,205	3,809,582
Total Liabilities	100,426,194	103,738,680
Minority Interest in Consolidated Subsidiaries	11,197,498	11,253,504
Stockholders' Equity	58,782,412	58,226,923
	P170,406,104	P173,219,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Three Months Ended March 31	
	2004	2003
Capital stock - P1 par value		
Authorized - 14,850,800,000 shares		
Issued - 6,895,273,657 shares	P6,895,274	P6,895,274
Additional paid-in capital	5,961,714	5,961,714
Accumulated translation adjustment	1,291,686	966,109
Retained earnings		
Beginning	44,881,325	42,652,458
Effect of adoption of SFAS/IAS 37 and 38 (Note 1)	-	(511,252)
As restated	44,881,325	42,141,206
Net income	474,261	920,830
End	45,355,586	43,062,036
Treasury stock - at cost	(721,848)	(721,848)
	P58,782,412	P56,163,285

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Three Months Ended March 31	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	P394,522	P886,452
Adjustments for:		
Depreciation and amortization	1,527,309	1,610,392
Interest expense	1,490,385	1,011,515
Interest income	(841,705)	(534,345)
Provision for doubtful accounts	152,162	102,306
Equity in net earnings of associates	(262,409)	(207,769)
Operating income before working capital changes	2,460,264	2,868,551
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	(241,567)	(1,092,038)
Inventories	(394,458)	(593,553)
Other current assets	(112,465)	(786,868)
Other assets	(355,181)	470,034
Increase (decrease) in:		
Accounts payable and accrued expenses	2,334,319	(888,215)
Income tax payable	282,414	208,531
Customers' deposits and other current liabilities	(30,679)	(263,641)
Net cash generated from operations	3,942,647	(77,199)
Interest received	774,287	353,025
Interest paid	(2,147,008)	(838,838)
Net cash provided by (used in) operating activities	2,569,926	(563,012)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	3,731,771	523,811
Investments in associates and advances	(85,291)	7,789
Property, plant and equipment	(2,115,297)	(2,314,480)
Investments in real properties	(964,014)	(352,703)
Net cash provided by (used in) investing activities	567,169	(2,135,583)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	(136,089)	465,664
Long-term debt	(7,290,844)	1,885,706
Due to affiliated companies and other liabilities	2,182,624	44,575
Minority interest in consolidated subsidiaries	23,733	20,745
Net cash provided by (used in) financing activities	(5,220,576)	2,416,690
NET DECREASE IN CASH AND CASH EQUIVALENTS	(P2,083,481)	(P281,905)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,030,588	8,059,424
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P7,947,107	P7,777,519

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Among others, the Group adopted the following accounting standards effective January 1, 2003.

Statement of Financial Accounting Standards (SFAS) 37/International Accounting Standard (IAS) 37, *Provisions, Contingent Liabilities and Contingent Assets,* provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

SFAS 38/IAS 38, *Intangible Assets,* establishes the criteria for the recognition and measurement of intangible assets. It also requires that the expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended March 31, 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	Effective Percentage of Ownership 2004	2003
Foods		
Universal Robina Corporation and Subsidiaries	**86.12**	88.64
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.91
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2004	2003
Petrochemicals		
JG Summit Petrochemical Corporation	82.28	80.00
Air Transportation		
Cebu Air, Inc.	100.00	100.00
CP Air Holdings, Inc.	100.00	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00
Cambridge Electronics Corporation (CEC)	-	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

On July 11, 2003, the Board of Directors of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

2. INVENTORIES

Inventories consist of:	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
At cost:		
Finished Goods	P1,670,171	P1,851,326
Raw materials	2,386,987	1,916,538
Materials in-transit	1,023,110	1,014,941
	5,080,268	4,782,805
At net realizable value:		
Work-in-process	308,043	350,366
Spare parts, packaging materials and other supplies	2,270,929	2,002,055
Poultry and hog breeder stock, market stock and by-products	505,566	539,561
Subdivision land and condominium and residential units for sale	911,009	959,610
Allowance for inventory obsolescence	(163,843)	(116,883)
	3,831,704	3,734,709
	P8,911,972	P8,517,514

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	P 4,991,256	P 5,170,574
Philippine Peso:		
Borrowing from a local bank	1,000,000	1,000,000
	5,991,256	6,170,574
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	6,355,265	13,665,737
US$200 million 8.375% Notes Due 2004	-	4,323,757
US$100 million 8 3/8% Notes Due 2006	2,930,883	2,893,500
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	4,907,657	4,852,658
US$ 100 million 9.25% Notes Due 2006	5,481,060	5,419,635
US$ 300 million 8.25% Notes Due 2008	16,471,288	16,286,698
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	6,948,250	6,859,625
Zero Coupon 12% Convertible Bonds Due 2013	11,035	10,911
Various bank borrowings	7,520,594	3,377,326
Minimum capacity purchase agreement	702,700	750,411
	51,328,732	58,440,258
Philippine Pesos:		
Capital lease obligation	2,475,540	2,475,540
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	72,308	72,308
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	1,000,000	1,000,000
P1,000 million Bonds	1,000,000	1,000,000
	4,547,848	4,547,848
	61,867,836	69,158,680
Less current portion	8,248,699	12,878,787
	P 53,619,137	P 56,279,893

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2004 was P56.216:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P55.586:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2004 and 2003:

	Three Months Ended March 31	
	2004	2003
Net income	P 474,261	P 920,830
Add interest expense on convertible bonds	-	54,397
Net income applicable to common stock	**P 474,261**	P 975,227
Weighted average number of common shares	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	-	214,748,992
Common and potential common shares from assumed conversion	**6,797,191,657**	7,011,940,649
Earnings per share		
Basic	**P 0.07**	P 0.14
Diluted	-	P 0.14

As of March 31, 2003 the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in March 31, 2004 was no longer computed.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		EXPENSES	
	2004	2003	2004	2003
Food, agro-industrial and commodities	**P 6,388,186**	P 6,059,728	P 5,912,792	P 5,597,608
Telecommunications	**1,747,780**	1,290,894	**1,897,212**	1,377,538
Petrochemicals	**1,661,913**	1,424,685	**1,688,947**	1,471,591
Air transportation	1,794,988	1,382,359	**1,703,233**	1,463,278
Real estate & hotels	1,002,806	926,556	**752,959**	759,719
Textiles and other supplementary business	568,395	651,574	563,387	653,153
Parent/International, capital and financial services	**1,065,425**	1,061,992	**1,236,702**	554,071
	P 14,229,493	P 12,797,788	**P 13,755,232**	P 11,876,958

	NET INCOME		TOTAL ASSETS	
	2004	2003	2004	2003
Food, agro-industrial and commodities	P 475,394	P 462,120	P 44,214,863	P 35,112,087
Telecommunications	(148,432)	(86,644)	47,255,951	42,865,000
Petrochemicals	(27,034)	(46,906)	11,833,346	11,641,249
Air transportation	91,755	(80,919)	2,333,444	4,285,394
Real estate & hotels	249,847	166,837	21,854,196	18,748,084
Textiles and other supplementary business	5,008	(1,579)	3,593,531	4,876,166
Parent/International, capital and financial services	(171,277)	507,921	39,320,773	29,937,446
	P 474,261	P 920,830	P170,406,104	P 147,465,426

	LIABILITIES		NET ASSETS	
	2004	2003	2004	2003
Food, agro-industrial and commodities	P 25,760,137	P 17,140,061	P 18,454,726	P 17,972,026
Telecommunications	42,536,856	37,382,436	4,719,095	5,482,564
Petrochemicals	5,682,417	11,526,378	6,150,929	114,871
Air transportation	1,538,987	3,927,984	794,457	357,410
Real estate & hotels	10,704,203	8,222,361	11,149,993	10,525,723
Textiles and other supplementary business	1,426,144	2,961,950	2,167,387	1,914,216
Parent/International, capital and financial services	23,974,948	10,140,971	15,345,825	19,796,475
	P111,623,692	P 91,302,141	P 58,782,412	P 56,163,285

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
AS OF MARCH 31, 2004
(IN THOUSAND PESOS)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,159,300	8,070,150	1,089,150
Less: Allowance for doubtful accounts	(1,789,974)	(1,395,526)	(394,448)
NET TRADE RECEIVABLES	7,369,326	6,674,624	694,702
NON-TRADE RECEIVABLES			
Finance receivables	2,207,537	2,207,537	
Others	6,809,205	5,626,171	1,183,034
	9,016,742	7,833,708	1,183,034
	16,386,068	14,508,332	1,877,736

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE DISCLOSURE DEPARTMENT
RECEIVED
MAY 14 2004
5:55pm

CERTIFICATE

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby certify that:

1. I am the duly elected and qualified Corporate Secretary of JG SUMMIT HOLDINGS, INC. (JGSHI), with office address at the 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City.

2. The compact disk enclosed herein which is labeled "JG SUMMIT HOLDINGS, INC. SEC FORM 17-Q FOR THE QUARTER ENDED MARCH 31, 2004 " contains the exact data stated in the hard copies of the SEC Form 17-Q of JGSHI for the quarter ended March 31, 2004 which is also attached.

IN WITNESS WHEREOF, I have hereunto set my hand this 12th day of May 2004 at Pasig City, Metro Manila.

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this ______ day of MAY 14 2004, 2004 at QUEZON CITY, M.M., affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

Doc. No. 170;
Page No. 46;
Book No. 63
Series of 2004.
/kds/

JOEL G. CORDOLA
Notary Public
Until December 31, 2005
PTR No. 48932897; 1/5/04; Q.C.